SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT’S PROPOSAL FOR ALLOCATION OF THE LOSSES RELATED TO
FISCAL YEAR 2006 AND DISTRIBUTION OF DIVIDENDS

Dear Shareholders,

1. Losses of the fiscal year
The Management of TIM Participações S.A. (“Company”) proposes that the losses related to fiscal year 2006, in the amount of R$285,541,956.06 (two hundred and eighty-five million, five hundred and forty-one thousand, nine hundred and fifty-six reais and six cents), be fully absorbed by the Company’s Expansion Reserve, which is regulated by Section 46, Paragraph 2nd, of the Bylaws, being all in accordance with Section 189 of Law 6,404/76 and Ruling 59/86 of the Brazilian Securities and Exchange Commission.

2. Dividends
Notwithstanding the losses accrued in the fiscal year ended on December 31, 2006, Management proposes realizing part of the Expansion Reserve, in the amount of R$450,762,594.01 (four hundred and fifty million, seven hundred and sixty-two thousand, five hundred and ninety-four reais and one cent), in order to distribute dividends. The proposed dividends for the preferred shares have been determined based on the payment of 6% (six per cent) over the amount resulting from the division of the subscribed capital by the total amount of shares issued by the Company. Such criterion results in an amount greater than the one based on the net worth value per share, as described in Paragraph 1st of Section 10 of the Bylaws of the Company. In addition, based on the provisions of Section 47 of the Bylaws, the Company proposes the adoption of the same payment criterion for the common shares, as described below:

	Common Shares		Preferred Shares

		Per Lot of		Per Lot of
		One		One
		Thousand		Thousand
	Total	shares	Total	shares

Dividends (R$)	153,538,135.92	0.1935	297,224,458.09	0.1935

The cash for payment of the dividends proposed hereby shall be received by the Company from its wholly-owned subsidiary TIM Celular S.A., preferably through a capital reduction. In this sense, as per Section 173 of Law 6,404/76, the capital stock of TIM Celular S.A. shall be reduced in the amount corresponding to the dividends to be paid to the shareholders of the Company. Finally, and in view of the described in this paragraph, it is proposed to the Shareholders’ Meeting of the Company that the payment of the dividends be effected within 75 (seventy-five) days as of the date of its approval by shareholders.

Rio de Janeiro, March 05, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 6, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.